SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

HI/FN, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror)

Options to Purchase Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

428358105
(CUSIP Number of Class of Securities of Underlying Common Stock)

Chris G. Kenber
President and Chief Executive Officer
hi/fn, Inc.
750 University Avenue
Los Gatos, California 95032
(408-399-3500)
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:
Steven E. Bochner, Esq.
Joseph A. Pierce, Esq.
Wilson Sonsini Goodrich & Rosati,
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304-1050
(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$40,439,260	$8,100

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,708,380 shares of common stock of hi/fn, Inc. having an aggregate value of $40,439,260 as of November 12, 2001 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[ ]	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.
Form or Registration No.: Not applicable.
Filing party: Not applicable.
Date filed: Not applicable.

[   ]  Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
     [   ]  third party tender offer subject to Rule 14d-1.
     [X]  issuer tender offer subject to Rule 13e-4.
     [   ]  going-private transaction subject to Rule 13e-3.
     [   ]  amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [   ]

Item 1. Summary Term Sheet.

     The information set forth under the caption “Summary Term Sheet” in the Offer to Exchange, dated November 15, 2001 (“Offer to Exchange”), a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2. Subject Company Information.

     (a)  Name and Address.

     The name of the issuer is hi/fn, Inc., a Delaware corporation (“Hifn” or the “Company”), the address of its principal executive office is 750 University Avenue, Los Gatos, California 95032 and the telephone number at that address is (408) 399-3500. The information set forth in the Offer to Exchange under the caption “The Offer — Information Concerning Hifn “ is incorporated herein by reference.

     (b)  Securities.

     This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange all eligible options outstanding under the Company’s Amended and Restated 1996 Equity Incentive Plan (“1996 Plan”), 1995 Apptitude Stock Option Plan (“Apptitude Plan”) and the 2001 Nonstatutory Stock Option Plan (“2001 Plan”) to purchase approximately 1,708,380 shares of the Company’s Common Stock, par value $0.001 per share (“Option Shares”), held by eligible employees for new options that will be granted under the Company’s 1996 Plan or the 2001 Plan (the “New Options”), upon the terms and subject to the conditions set forth under “The Offer” in the Offer to Exchange. An “eligible employee” refers to all United States based employees of Hifn and its subsidiary who are employees at the time the New Options are granted. The number of shares of Common Stock subject to the New Options will be as follows: (i) an old option to purchase three (3) shares of Hifn common stock granted from January 28, 1999 to January 14, 2000 will be replaced with a new option to purchase two (2) shares of Hifn common stock; (ii) an old option to purchase four (4) shares of Hifn common stock granted from January 15, 2000 to January 8, 2001 will be replaced with a new option to purchase three (3) shares of Hifn common stock; and (iii) an old option granted within six months of the offer commencement date (i.e. since May 15, 2001) will be replaced with a new option to purchase the same number of shares of Hifn common stock covered by the old option tendered and accepted for exchange. The information set forth in the Offer to Exchange under the captions “Summary Term Sheet”, “Introduction”, and the sections under the caption “the Offer” entitled “Number of Options; Expiration Date”, “Acceptance of Options for Exchange and Issuance of New Options”, “Source and Amount of Consideration”, and Terms of New Options” is incorporated herein by reference.

     (c)  Trading Market and Price.

     The information set forth in The Offer to Exchange under the caption “The Offer — Price Range of Shares Underlying the Options” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

     (a)  Name and Address.

     The filing person is the issuer. The information set forth under Item 2(a) above is incorporated by reference.

Item 4. Terms of the Transaction.

     (a)  Material Terms.

     The information set forth in the Offer to Exchange under the captions “Summary Term Sheet,” “Introduction,” and the sections under the caption “The Offer” entitled “Eligibility”, “Number of Options; Expiration Date”, “Procedures for Tendering Options”, “Withdrawal Rights and Change of Election”, “Acceptance of Options for Exchange and Issuance of New Options”, “Conditions of the Offer”, “Source and Amount of Consideration; Terms of New Options”, “Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer”, “Legal Matters; Regulatory Approvals”, “Material U.S. Federal Income Tax Consequences”, and “Extension of Offer; Termination; Amendment” is incorporated herein by reference.

     (b)  Purchases.

     The information set forth in the Offer to Exchange under the caption “The Offer — Interests of Directors and Officers; Transactions and Arrangements Concerning the Options” is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Arrangements.

     (e)  Agreements Involving the Subject Company’s Securities.

     The information set forth in the Offer to Exchange under the caption “The Offer — Interests of Directors and Officers; Transactions and Arrangements Concerning the Options” is incorporated herein by reference. The eligible option plans and option agreements attached hereto as Exhibit (d)(1), Exhibit (d)(2) and Exhibit (d)(3) contain information regarding the subject securities.

Item 6. Purposes of the Transaction and Plans or Proposals.

     (a)  Purposes.

     The information set forth in the Offer to Exchange under the caption “The Offer — Purpose of the Offer” is incorporated herein by reference.

     (b)  Use of Securities Acquired.

     The information set forth in the Offer to Exchange under the captions “The Offer — Acceptance of Options for Exchange and Issuance of New Options” and “The Offer — Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer” are incorporated herein by reference.

     (c)  Plans.

     The information set forth in the Offer to Exchange under the caption “The Offer — Purpose of the Offer” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

     (a)  Source of Funds.

     The information set forth in the Offer to Exchange under the caption “The Offer — Source and Amount of Consideration,” and “Terms of New Options” is incorporated herein by reference.

     (b)  Conditions.

     Not applicable.

     (d)  Borrowed Funds.

     Not applicable.

Item 8. Interest in Securities of the Subject Company.

     (a)  Securities Ownership.

     The information set forth in the Offer to Exchange under the caption “The Offer-Interests of Directors and Officers; Transactions and Arrangements Concerning the Option” is incorporated herein by reference.

     (b)  Securities Transactions.

     The information set forth in the Offer to Exchange under the caption “The Offer — Interests of Directors and Officers; Transactions and Arrangements Concerning the Options” is incorporated herein by reference.

Item 9. Person/Assets, Retained, Employed, Compensated or Used.

     (a)  Solicitations or Recommendations.

     Not applicable.

Item 10. Financial Statements.

     (a)  Financial Information.

     The information set forth in the Offer to Exchange under Section 10 (“Information concerning Hifn”), Section 17 (“Additional Information”) and Section 18 (“Summary Financial Statements”) is incorporated herein by reference. A copy of the Annual Report on Form 10-K and the Quarterly Report on Form 10-Q will be distributed to all potential participants of this Offer.

     (b)  Pro Forma Information.

     Not applicable.

Item 11. Additional Information.

     (a)  Agreements, Regulatory Requirements and Legal Proceedings.

     The information set forth in the Offer to Exchange under the caption “The Offer — Legal Matters; Regulatory Approvals” is incorporated herein by reference.

     (b)  Other Material Information.

     Not applicable.

Item 12. Exhibits.

(a)	(1)	Offer to Exchange, dated November 15, 2001.

	(2)	Memorandum from Chris Kenber to Hifn’s employees dated November 15, 2001.

	(3)	Election Form.

	(4)	Notice to Withdraw.

	(5)	Form of Promise to Grant New Stock Option.

	(6)	Hifn Quarterly Report on Form 10-Q for its quarter ended June 30, 2001 filed with the Securities and Exchange Commission on July 24, 2001 and incorporated herein by reference.

	(7)	Hifn Annual Report on Form 10-K for its fiscal year ended September 30, 2000 filed with the Securities and Exchange Commission on December 26, 2000 and incorporated herein by reference.

(b)	Not applicable.

(d)	(1)	Hifn Amended and Restated 1996 Equity Incentive Plan filed as Exhibit 10.1 to the Company’s Registration Statement on Form 10-12G filed on August 7, 1998 and incorporated herein by reference.

	(2)	Apptitude, Inc. 1995 Stock Option Plan filed as Exhibit 4.1 to the Company’s Registration Statement on Form S-8 filed on October 19, 2000 and incorporated herein by reference.

	(3)	Hifn 2001 Nonstatutory Stock Option Plan filed as Exhibit 4.1 to the Company’s Registration Statement on Form S-8 filed on May 16, 2001 and incorporated herein by reference.

	(4)	Hifn 1996 Plan Prospectus.

	(5)	Hifn 2001 Plan Prospectus.

(g)	Not applicable.

(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3.

(a)	Not applicable.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

HI/FN, INC. /s/ William Walker William Walker Chief Financial Officer

Date: November 15, 2001

INDEX TO EXHIBITS

Exhibit
Number	Description

(a)(1)	Offer to Exchange, dated November 15, 2001.

(a)(2)	Memorandum from Chris Kenber to Hifn’s employees dated November 15, 2001.

(a)(3)	Election Form.

(a)(4)	Notice to Withdraw.

(a)(5)	Form of Promise to Grant New Stock Option.

(a)(6)	Hifn Quarterly Report on Form 10-Q for its quarter ended June 30, 2001 filed with the Securities and Exchange Commission on July 24, 2001 and incorporated herein by reference.

(a)(7)	Hifn Annual Report on Form 10-K for its fiscal year ended September 30, 2000 filed with the Securities and Exchange Commission on December 26, 2000 and incorporated herein by reference.

(d)(1)	Hifn Amended and Restated 1996 Equity Incentive Plan filed as Exhibit 10.1 to the Company’s Registration Statement on Form 10-12G filed on August 7, 1998 and incorporated herein by reference.

(d)(2)	Apptitude, Inc. 1995 Stock Option Plan filed as Exhibit 4.1 to the Company’s Registration Statement on Form S-8 filed on October 19, 2000 and incorporated herein by reference.

(d)(3)	Hifn 2001 Nonstatutory Stock Option Plan filed as Exhibit 4.1 to the Company’s Registration Statement on Form S-8 filed on May 16, 2001 and incorporated herein by reference.

(d)(4)	Hifn 1996 Plan Prospectus.

(d)(5)	Hifn 2001 Plan Prospectus.